PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE May 15, 2009

CANADIAN ZINC REPORTS FIRST QUARTER 2009 RESULTS
UPDATE ON PERMITTING PROCESS / ENVIRONMENTAL ASSESSMENT

Vancouver, British Columbia, May 15, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the quarter ended March 31, 2009.  This press release should be read in conjunction with the unaudited financial statements and notes thereto for the period ended March 31, 2009, and management’s discussion & analysis (“MD&A”) for the period ended March 31, 2009 available on SEDAR at www.sedar.com.

As at March 31, 2009, the Company had cash and cash equivalents of $9.018 million, short term investments of $11.137 million and marketable securities of $2.355 million (for a total of $22.510 million).  The Company also had a positive working capital balance of $22.394 million.

For the quarter ended March 31, 2009, the Company reported a net loss of $297,000 compared to a loss of $352,000 for the three months ended March 31, 2008.  The reduced loss in 2009 was primarily attributable to the winter shutdown of the Prairie Creek Mine site, reduced overall expenditures and unrealized gains on the Company’s marketable securities.

Applications for Operating Licence/Permit and Environmental Assessment

In May 2008, the Company applied to the Mackenzie Valley Land and Water Board (“MVLWB”) for a Type “A” Water Licence and three Type “A” Land Use Permits (“LUPs”); one for the operation of the Prairie Creek Mine and the other two for Transfer Facilities along the road.  A detailed Project Description Report was filed with the MVLWB as part of the permit applications.

In September 2008, following its preliminary screening the MVLWB determined that the proposed development might have a significant impact on the environment and might be of public concern and referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) for Environmental Assessment (“EA”).  The concerns were around water quality, wildlife, damage to landscape, and long term risk of contamination.

In November 2008, the MVEIRB circulated information requests for submissions, documentation and comments relating to a Request for Ruling procedure concerning the scope of development relating to two questions; (1) whether the existing winter road should be part of the scope of development ; and (2) whether existing mine site infrastructure should be part of the scope of development.

The MVEIRB considered submissions and responses from interested parties, including Canadian Zinc which submitted that the winter road and existing mine site infrastructure should not be part of the assessment since these had been previously assessed, permitted and built, and that the EA should focus on the new developments and the new transfer stations on the winter road.  On March 5, 2009, the MVEIRB published its Ruling that all physical works and activities associated with the winter access road and all physical works and activities associated with the mine site are part of the scope of development for the Prairie Creek Mine Environmental Assessment.

The MVEIRB issued Draft Terms of Reference for the EA on May 11, 2009, which identify the scope of development in more detail (i.e. what issues need to be further examined in a greater amount  of detail compared to the submissions in the original Project Description Report), and allow public comment before finalizing the Terms of Reference.  The MVEIRB indicated that the deadline for submissions on the Draft Terms of Reference by interested parties is June 12, 2009.  In its Draft Work Plan, also issued on May 11, 2009, the MVEIRB indicated that it anticipates concluding its Report of Environmental Assessment by October 2010.

It is likely, given the open ended nature of the Mackenzie Valley permitting process and Company’s experience to date, that the environmental assessment and permitting process for the Prairie Creek Mine will extend for a considerable time.

Operations Update

In December 2008, the Company determined that, in light of the decline in the financial and commodity markets, it would be prudent to preserve cash by terminating all activity at the Prairie Creek Mine site for the duration of the winter period.  Accordingly, the site was “winterized” in mid-December 2008 and no activity took place on the Site during the three months ended March 31, 2009.

The Prairie Creek mine site is currently scheduled to re-open in mid May 2009 and it is currently anticipated that the main focus for 2009 will be to continue rehabilitating the winter road which connects the Prairie Creek Mine site to the Liard Highway.

Vatukoula Gold Mines Plc

As announced in the Company’s prior news releases dated April 9, 2009 and May 7, 2009, in April 2009, the Company acquired 347,669,022 shares of Vatukoula Gold Mines Plc (“VGM”) at a price of £0.0073 per share for total consideration of £2.538 million ($4.597 million).  VGM is a UK company, listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

In May 2009, Canadian Zinc entered into a Subscription Agreement (the “Subscription Agreement”) with VGM to acquire a further 200,000,000 shares of VGM (the “Subscription

Shares”) for an investment of £1.2 million (£0.06 per share), or approximately $2.16 million (the “Subscription”).

Completion of the Subscription is subject to approval of VGM shareholders at an Extraordinary General Meeting, currently anticipated to be held in early June 2009.  Upon completion of the Subscription, Canadian Zinc will hold a total of 547,669,022 ordinary shares, or approximately 20.01% of the issued share capital of VGM.  In addition, VGM has agreed that two nominees of Canadian Zinc will be appointed to the Board of VGM.

The Company also granted Viso Gero Global, Inc. (“Viso Gero”), a subsidiary of Red Lion Management Ltd., a Call Option until January 7, 2010, to purchase up to 200,000,000 of its VGM shares at an exercise price of £0.01 per share.

Should Viso Gero exercise its Call Option over 200,000,000 shares of VGM, then, under the terms of the Subscription Agreement with VGM, Canadian Zinc shall be entitled to subscribe for up to 250,000,000 additional VGM shares (the “Additional Shares”) so that the total percentage shareholding held by CZN in VGM remains at 20.01%.  The subscription price for any Additional Shares subscribed will be 95% of the volume weighted average price of VGM shares for the five trading days prior to the exercise of the Viso Gero Call Option.

Under the Subscription Agreement VGM has also undertaken that, following the completion of the Subscription, in the event of any future financing by VGM within the following twelve months, Canadian Zinc will be invited to participate on the same terms in such financing pro rata to its holding so as to maintain its equity position in VGM immediately prior to the completion of such equity financing.

The Vatukoula Gold Mine has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22,500,000 tonnes of ore.  Production at the mine was suspended by the previous owners in 2006, following which VGM acquired the mine and restarted operations.

Based on a Competent Persons Report dated March 2008 prepared for VGM by CSA Consulting International Limited under the JORC reporting standards, the Vatukoula Mine has a reported mineral resource of 12.2 million tonnes (Measured and Indicated) at a grade of 9.47 grams of gold per tonne and 4.6 million tonnes (Inferred) at a grade of 10.77 grams of gold per tonne.  The Competent Persons Report was not prepared in accordance with Canadian National Instrument (“NI”) 43-101 standards.  CZN is not in a position to reconcile the reported resources to CIM standards under National Instrument 43-101.

The shares of VGM are being acquired for investment purposes and Canadian Zinc looks forward to forming a valuable strategic relationship with VGM in the operation and expansion of the Vatukoula Gold Mine. Depending on the performance of the Vatukoula mine and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

Option Agreement – Tuvatu Gold Project, Fiji

In May 2009, Canadian Zinc entered into an Option Agreement on the Tuvatu Gold Project in Fiji.

Tuvatu is a high grade gold deposit located on the island of Viti Levu, Fiji, in the heart of the Pacific “Rim of Fire,” and located approximately 37 kilometres to the southwest of the 11 million ounce Vatukoula (formerly known as Emperor) gold deposit.

The Tuvatu Project is currently owned by American Eagle Resources Inc. (“American Eagle”), through its 100% owned Fijian subsidiary Lion One Limited.  Under the Option Agreement, the Company has made an option payment of $1.8 million to the majority shareholder of American Eagle and has the option until October 30, 2009, to carry out further evaluation and exploration of the Tuvatu property.  The Company has the option, at any time during the Option Period, to exercise such option to acquire Tuvatu, via amalgamation of American Eagle with a wholly-owned subsidiary of Canadian Zinc under which 16,250,000 shares of Canadian Zinc would be issued to the shareholders of American Eagle.  During the option period, Canadian Zinc has agreed to maintain the property in good standing and continue with the current exploration program at an estimated cost of approximately $500,000.

The Tuvatu project consists of two adjoining Special Prospecting Licences with a total area of approximately 3,265 hectares along with a pending application for a further 7,300 hectares Licence.

The Tuvatu property has been extensively drilled and has over 1,300 metres of underground workings of which the majority is in the form of a 600 metre decline.  The Tuvatu deposit remains open along strike and downdip leaving strong potential to expanding the existing gold resource.

The Prairie Creek Mine

A major underground tunneling and diamond drilling program led to the completion, in October 2007, of a Technical Report (the “Report”) to NI 43-101 standards, which estimates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Report confirms a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.

The proposed new operation at Prairie Creek will utilize the existing infrastructure and facilities that were built in the 1980’s and which will be upgraded and enhanced to meet current-day environmental standards.  The Site presently contains a near complete mill, three levels of underground workings, a fuel tank farm, office facilities, accommodation facilities and workshops.  Existing buildings and structures will be upgraded and modernized.  New facilities will include fuel-efficient, low-emission power generation units, a kitchen/accommodation block, concentrate shed and an incinerator.

All mining will be performed from underground.  Underground development and workings (about 5,000 metres) already exist on three levels, including the new 600 metre decline driven in 2006/07.  Proposed production rates will initially start at 600 tonnes per day and may build to 1,200 tonnes per day.  Mining will occur on a year round basis by cut-and-fill methods.  Mine voids will be backfilled with a mix of flotation tailings, waste rock aggregate and cement.

The Mill, which is already constructed on site but never operated, will process 600-1,000 tonnes per day.  The concentrates will be bagged, stored under cover and trucked off-site over the winter road.

The improvements proposed for specific site facilities will further mitigate the potential impact the Project may have on the environment.  Specifically, the Company proposes to place waste rock and tailings underground in a cemented backfill mix, use the existing large pond for temporary water storage, and place development waste rock in an engineered facility removed from the Prairie Creek floodplain.

The operation of the Prairie Creek Mine will provide substantial economic stimulus to the region, and presents a unique opportunity to enhance the social and economic well-being of the surrounding communities.  There will be approximately 220 direct full time jobs, half of this number being on-site at any one time.  Personnel will generally work a three weeks on, three weeks off schedule (with variations as required).  Canadian Zinc’s objective is to employ a workforce with at least a 35% northern content, and a minimum 15% First Nations content.  The Company anticipates that it will provide assistance through the provision of training programs.  In addition, there will be many indirect business and employment opportunities, mostly related to transport, supply of the Mine Site and environmental monitoring and management.

Risks and Uncertainties

This press release should be read in conjunction with the unaudited financial statements and notes thereto and management’s discussion & analysis (“MD&A”) for the period ended March 31, 2009, available on SEDAR at www.sedar.com.

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict.  Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2008, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).  The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions/transactions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com